Exhibit 99.1

Legend Biotech to Present at the Jefferies Virtual Healthcare Conference

SOMERSET, N.J.--(BUSINESS WIRE)--May 25, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced it will present at the Jefferies Virtual Healthcare Conference on June 3, 2021 at 9:30 am ET. This webcast will be available to investors and other interested parties by accessing the Legend Biotech website at https://investors.legendbiotech.com

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Contacts

For Media and Investor Relations inquiries:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com or media@legendbiotech.com